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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        THE MERIDIAN RESOURCE CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   58977Q 10 9
                                   -----------
                                 (CUSIP Number)

                              JOSEPH A. REEVES, JR.
                        THE MERIDIAN RESOURCE CORPORATION
                         1401 ENCLAVE PARKWAY, SUITE 300
                              HOUSTON, TEXAS 77077

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 1990
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                     ---------------------
CUSIP NO. 58977Q 10 9                  13D                   Page 2 of 6 Pages
----------------------                                     ---------------------


--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                  Joseph A. Reeves, Jr.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                  PF, AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                                                    4,964,513
       NUMBER OF          ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER                       0
      BENEFICIALLY
        OWNED BY          ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING                                                    4,964,513
         PERSON           ------------------------------------------------------
          WITH             10     SHARED DISPOSITIVE POWER                  0

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,964,513
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP NO. 58977Q 10 9                   13D                  Page 3 of 6 Pages
----------------------                                     ---------------------


ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D ("Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Meridian Resource Corporation, a Texas corporation ("TMRC"). The principal executive offices of the Issuer are located at 1401 Enclave Parkway, Suite 300, Houston, Texas 77077.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is filed by Joseph A. Reeves, Jr., whose business address is 1401 Enclave Parkway, Suite 300, Houston, Texas 77077. Mr. Reeves' present principal occupation is serving as a director, Chairman of the Board and Chief Executive Officer of TMRC, whose principal business is to engage in the exploration for and production of natural gas and oil in the United States and whose principal address is 1401 Enclave Parkway, Suite 300, Houston, Texas 77077. Mr. Reeves has never been convicted in a criminal proceeding. In addition, Mr. Reeves has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Reeves is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Reeves acquired an aggregate of 373,903 shares of Common Stock and a warrant ("General Partner Warrant") to acquire an additional 45,557 shares of Common Stock in certain transactions (the "Affiliates Transactions") consummated in October 1990. Specifically, (a) TMRC acquired certain oil and gas interests, general partnership interests in Texas Meridian Resources, Ltd. ("TMR, Ltd.") and Texas Meridian Production Company, Ltd. ("TMPC, Ltd.") and certain other assets pursuant to the merger of TMMC Acquisition Corporation, a wholly owned subsidiary of TMRC, in consideration of the issuance to Mr. Reeves of an aggregate of 176,066 shares of Common Stock, (b) the acquisition by TMRC of 2,449,742 Common Units of limited partnership interest in TMR, Ltd. ("Common Units") into Texas Meridian Management Corp. ("TMM Corp.") pursuant to the merger of Texas Meridian Corporation into TMM Corp. in consideration of the issuance to Mr. Reeves, a shareholder of Texas Meridian Corporation, of an aggregate of 194,245.5 shares of Common Stock, (c) the acquisition by TMRC of Mr. Reeves' 1% general partnership interest in Texas Meridian Management Company, the general partner of TMR, Ltd. and TMPC, Ltd. (the "General Partner"), in consideration of the issuance to Mr. Reeves of 3,591.5 shares of Common Stock, and (d) the acquisition by TMRC of the General Partner's right to receive certain acquisition fees on future transactions of TMR, Ltd. in consideration, inter alia, of the grant to Mr. Reeves, a direct and indirect beneficial owner of the General Partner, of the General Partner Warrant.

         In addition, upon consummation of the merger of TMR, Ltd. and TMPC, Ltd. into TMR Acquisition, L.P., a wholly owned subsidiary of TMRC, on December 18, 1990, the 62,690 Common Units owned by Mr. Reeves were converted into 12,538 shares of Common Stock and the 3,570,000 Class B Unit Purchase Warrants to acquire Common Units owned by Mr. Reeves automatically converted into 714,000 Class B Stock Purchase Warrants to acquire shares of Common Stock. (Such Class B Stock Purchase Warrants and the General Partner Warrant are hereinafter referred to as the "Warrants.")

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the acquisition by Mr. Reeves of the shares of Common Stock to which this Statement relates is to allow Mr. Reeves to acquire a sufficient holding in TMRC to participate materially in any appreciation in the market value of TMRC's securities and to allow Mr. Reeves to have a significant voice in the formulation of TMRC's policy and business strategy as a stockholder in addition to his voice as a director and as Chairman of the Board and Chief Executive Officer.

----------------------                                     ---------------------
CUSIP NO. 58977Q 10 9                  13D                   Page 4 of 6 Pages
----------------------                                     ---------------------


         Although the number of shares of Common Stock acquired by Mr. Reeves or that would be acquired by Mr. Reeves upon exercise of his Warrants does not constitute a majority of the outstanding shares of Common Stock, Mr. Reeves may nonetheless own sufficient shares of Common Stock to permit him to exercise control over TMRC. Mr. Reeves is a director and the Chairman of the Board and Chief Executive Officer of TMRC.

         Currently, Mr. Reeves has no plan and intends to make no proposal which relate to or would result in (a) the acquisition by any person of additional securities of TMRC, other than certain open market purchases that Mr. Reeves may undertake from time to time which will not in the aggregate materially affect the control position of Mr. Reeves, or the disposition of securities of TMRC;
(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TMRC or any of its subsidiaries except for the consolidation with TMRC by merger or liquidation and dissolution of certain of its wholly owned subsidiaries, in connection with which no shares of Common Stock will be issued or other consideration paid; (c) the sale or transfer of a material amount of assets of TMRC or any of its subsidiaries; (d) any change in the present board of directors or management or TMRC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors, except as may be necessary or advisable in order to comply with changes in law, changes in regulations promulgated by the Securities and Exchange Commission ("SEC") and changes in stock exchange listing requirements; (e) any material change in the present capitalization or dividend policy of TMRC, except as proposed in TMRC's preliminary prospectus supplement, dated July 26, 2004, as filed with the SEC under an effective shelf registration statement; (f) any other material change in TMRC's business or corporate structure; (g) changes in TMRC's charter or bylaws or other actions which may impede the acquisition of control of TMRC by any person; (h) causing a class of securities of TMRC to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of TMRC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) This Amendment No. 1 to Schedule 13D is being filed by Mr. Reeves to reflect changes in Mr. Reeves' beneficial ownership of Common Stock since his original filing on Schedule 13D. As of July 12, 2004, Mr. Reeves is the beneficial owner of 4,964,513 shares of Common Stock, including the shares and Warrants acquired in the Affiliates Transactions described in Item 3 above. This represents 6.5% of the total number of shares of Common Stock that would be outstanding assuming exercise of all warrants in the classes of Warrants owned by Mr. Reeves and all options exercisable by Mr. Reeves within the next 60 days pursuant to Rule 13d-3(d)(1)(i) promulgated pursuant to the Exchange Act.

         (b) Mr. Reeves retains both voting and investment power.

         (c) Within the past sixty (60) days, of the securities described as beneficially owned by Mr. Reeves in Item 5(a) above, automatic adjustment provisions in the General Partner Warrant described in Item 3 above have resulted in an additional 36,891 shares of Common Stock being issuable under such warrant.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends or the proceeds from the sale of the securities described as being beneficially owned by Mr. Reeves.

         (e) Not applicable.

----------------------                                     ---------------------
CUSIP NO. 58977Q 10 9                   13D                  Page 5 of 6 Pages
----------------------                                     ---------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as reflected in TMRC's Annual Report on Form 10-K, as amended, for the year ended December 31, 2003, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Reeves and any other person with respect to any securities of TMRC, including but not limited to agreements regarding the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. None of the securities of TMRC beneficially owned by Mr. Reeves are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         There are no materials to be filed as Exhibits.

----------------------                                     ---------------------
CUSIP NO. 58977Q 10 9                   13D                  Page 6 of 6 Pages
----------------------                                     ---------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2004



                                                  /s/ Joseph A. Reeves, Jr.
                                               ---------------------------------
                                                     Joseph A. Reeves, Jr.